KW 3/7/14

14046513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chickasaw Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 Poplar Avenue, Suite 720
(No. and Street)

Memphis (City) TN (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey P. Mavar 901-537-1866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazee Ivy Davis, PLC
(Name – *if individual, state last, first, middle name*)

5100 Poplar Avenue, Suite 1400 (Address) Memphis (City) TN (State) 38137 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Geoffrey P. Mavar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chickasaw Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA MC... STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Signature

Principal

Title

Notary Public

MY COMMISSION EXPIRES:
September 17, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRAZEE IVY DAVIS

Chickasaw Securities, LLC

(A Wholly Owned Subsidiary of Chickasaw Capital Management, LLC)

Financial Statements and Schedules

December 31, 2013

(With Independent Auditor's Report Thereon)

The Member
Chickasaw Securities, LLC
Memphis, Tennessee

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Chickasaw Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chickasaw Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chickasaw Securities, LLC's management is responsible for Chickasaw Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register, the general ledger, and the check stub noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with amounts in the general ledger and spreadsheet calculations noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the spreadsheet calculations supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Frazee Gray Davis PLC

February 13, 2014

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation

For the Year Ended December 31, 2013

Total revenue	$ 462,478
Deductions	
Commissions, floor brokerage and clearance paid to other SEC members in connection with securities transactions	49,674
SIPC net operating revenues	$ 412,804
General assessment at .0025	$ 1,032
Payments made:	
July 19, 2013	307
January 17, 2014	725
Balance due (overpaid)	$ -

Independent Auditor's Report

The Member
Chickasaw Securities, LLC
Memphis, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of Chickasaw Securities, LLC, a wholly-owned subsidiary of Chickasaw Capital Management, LLC, (the "Company"), which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Frazee Ivy Davis PLC | CPAs who Add Value | 5100 Poplar Avenue | Suite 1400 | Memphis, Tennessee 38137-1499 | P 901 685-1040 | fidcpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chickasaw Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12 through 15 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Frazee Fry Davis PLC

February 13, 2014

Statement of Financial Condition ***December 31, 2013***

ASSETS

Cash and cash equivalents	$	171,613
Receivable from clearing organization		71,203
Total assets	$	242,816

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	1,372
Payable to affiliate		63,522
		64,894
Member's equity		177,922
Total liabilities and member's equity	$	242,816

See notes to the financial statements.

Statement of Operations ***For the Year Ended December 31, 2013***

Revenues	
Commissions and trading gains	$ 493,393
Interest and dividend income	42
	493,435
Expenses	
Brokerage and clearing costs	79,926
Professional fees	10,500
Service fee	318,676
Other selling, general and administrative expenses	51,310
	460,412
Net income	$ 33,023

Statement of Changes in Member's Equity ***For the Year Ended December 31, 2013***

Member's equity at December 31, 2012	$	144,899
Net income		33,023
Member's equity at December 31, 2013	$	177,922

See notes to the financial statements.

Statement of Changes in Liabilities Subordinated To Claims of Creditors — ***For the Year Ended December 31, 2013***

Subordinated borrowings at December 31, 2012	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2013	$	-

Statement of Cash Flows ***For the Year Ended December 31, 2013***

Cash flows from operating activities	
Net income	$ 33,023
Adjustments to reconcile net income to net cash provided by operations	
Changes in operating assets and liabilities	
Receivable from clearing organization	7,418
Accounts payable	251
Payable to affiliate	2,851
Net cash provided by operating activities	43,543
Cash and cash equivalents at beginning of year	128,070
Cash and cash equivalents at end of year	$ 171,613

Supplemental Cash Flow Information

Cash paid for interest	$ -

Note 1 – Organization and Nature of Business

Chickasaw Securities, LLC (the "Company") is a limited liability company formed on October 1, 2003 under Delaware law. The Company is a fully disclosed broker-dealer of investment securities with operations beginning on March 1, 2004. Primarily, the Company is a retail broker, and serves individual and institutional clients in a multi-state area. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Chickasaw Capital Management, LLC.

Note 2 – Summary of Significant Accounting Policies

Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $50,000 as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the rule. At December 31, 2013, the Company had net capital of $177,273 after all required deductions and a ratio of aggregate indebtedness to net capital of 0.37 to 1 at December 31, 2013.

Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with J.P. Morgan Clearing Corp. (J.P. Morgan), a member of the New York Stock Exchange. The Company's commissions are collected by J.P. Morgan, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash Equivalents

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

Note 2 – Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organization

Included in cash and cash equivalents is a special deposit account that J.P. Morgan requires the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account. At December 31, 2013, the balance in this special deposit account amounted to $114,173.

Income Taxes

The Company is included in the consolidated federal partnership return of income of Chickasaw Capital Management, LLC, and is not subject, as an entity, to the payment of federal income taxes. The Company does file a separate Tennessee Franchise and Excise Tax Return and is subject to Tennessee franchise and excise taxes.

The Company recognizes the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2010 – 2012), or expected to be taken in the Company's 2013 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and Tennessee State; however the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through February 13, 2014, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company has a service agreement with its parent, Chickasaw Capital Management, LLC (CCM), whereby CCM provides administrative, office and management services for the Company. In exchange for these services, the Company pays a monthly service fee of $1,000 to CCM plus 90% of the monthly net operating income of the Company as defined by the agreement.

Note 3 – Related Party Transactions (continued)

Service fee expense for the year ended December 31, 2013 amounted to $318,676. In addition, the amount due to CCM at December 31, 2013 for the December service fee amounted to $63,522.

Note 4 – Current Vulnerability due to Certain Concentrations

The Company operates in a heavily regulated environment. The operations of the Company are subject to the administrative directives, rules and regulations of federal, state and other regulatory agencies. Such administrative directives, rules and regulations are subject to varying interpretations. Additionally, these administrative directives, rules and regulations are subject to change by an act of congress or an administrative change mandated by the agencies.

Computation of Net Capital Under Rule 15(c)3-1(a)(1) Under the Securities Exchange Act of 1934

	December 31, 2013
Total capital per financial statements	$ 177,922
Deductions:	
Nonallowable assets:	
None	-
Net capital before haircuts	177,922
Haircuts	(649)
Net capital	$ 177,273
Computation of Basic Net Capital Requirement	
Aggregate indebtedness	$ 64,894
Net capital requirement	$ 50,000
Net capital in excess of minimum requirement	$ 127,273
Aggregate indebtedness to net capital	0.37 to 1

Reconciliation of Net Capital Computation ***December 31, 2013***

Net capital as reported on unaudited FOCUS report at December 31*	$	177,273
Audit adjustments to increase (decrease) net capital None		-
Net capital - audited	$	177,273

* There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5, as amended on February 12, 2014, as of December 31, 2013.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (exemption) ***December 31, 2013***

Chickasaw Securities, LLC is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) ***December 31, 2013***

Chickasaw Securities, LLC is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3(k)(2)(ii).

Independent Auditor's Report on Internal Control
Under SEC Rule 17a-5(g)(1)

The Member
Chickasaw Securities, LLC

In planning and performing our audit of the financial statements of Chickasaw Securities, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Frazee Ivy Davis PLC | CPAs who Add Value | 5100 Poplar Avenue | Suite 1400 | Memphis, Tennessee 38137-1499 | P 901 685-1040 | fidcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 13, 2014